UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 28, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Zymeworks, Inc.

File No. 333-217100 - CF#34661

Zymeworks, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on April 3, 2017.

Based on representations by Zymeworks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.16	through February 3, 2030
Exhibit 10.17	through February 3, 2030
Exhibit 10.18	through February 3, 2030
Exhibit 10.19	through February 3, 2030
Exhibit 10.20	through February 3, 2030
Exhibit 10.21	through February 3, 2030
Exhibit 10.22	through February 3, 2030
Exhibit 10.23	through February 3, 2030
Exhibit 10.24	through February 3, 2030
Exhibit 10.25	through February 3, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary